77D Policies with respect to security investments

a)	Date of special meeting April 16, 2010

b)	Not applicable

c)	Approve a change in the Monteagle Informed Investor Growth Fund’sfundamental policy regarding diversification

d)	not applicable

Notification to shareholders dated March 26, 2010 and results of voting is attached